Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore provides corporate update; schedules Q2 financial results

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, July 14 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has completed the pre-requisites for making a draw down request under the $Cdn 6.0 million equity credit line, recently announced under a three year commitment provided by GEM Global Yield Fund Limited ("GEM"). The priority use of funds is for opportunities in: online marketplace creation for the resale of used fixed assets; enhancements to Northcore's patented online
Dutch auction; platform support for asset management within the emerging
Energy Internet; and for general working capital purposes needed to scale its core technology product sales of Asset Buyer, Asset Tracker, Asset Appraiser and Asset Seller.
     "We discussed at our recent Annual Meeting of Shareholders that Northcore is in the final user acceptance stage with its lead client for the industry's first holistic remarketing platform, and are looking forward to expanding sales through GE Asset Manager to key customers. In addition, we have expanded our sales distribution partnerships into the oil and gas sector and are actively creating a mining sector marketplace. We are also putting increasing focus on our Asset Buyer government sales initiative and we have begun to work with a strategic partner in the Cleantech sector. We are optimistic about delivering revenues from these initiatives with enabling funds from GEM, as well as beginning to identify product sales opportunities within their associated business network," said Duncan Copeland, CEO Northcore
Technologies.
     Northcore also announced today that it is scheduled to release its financial results for the second quarter ended June 30, 2010 on Wednesday,
August 11, 2010, following the close of the markets. The Company will hold a conference call at 10:00 a.m. (Eastern) on Thursday, August 12, 2010 to discuss its financial results and review operational activities. Investors and followers of Northcore are invited to listen to the call live over the
Internet on the Company's website at www.northcore.com/events.html.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>
     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto
Stock Exchange, on SEDAR (the System for Electronic Document Analysis and
Retrieval at www.sedar.com) and the US Securities and Exchange Commission.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

     %SEDAR: 00019461E %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 15:41e 14-JUL-10